                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K


                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of November 1999.
                            DENISON INTERNATIONAL plc
                        ---------------------------------
                 (Translation of registrant's name into English)

                                  Masters House
                              107 Hammersmith Road
                                 London W14 0QH
                                     England
                    (Address of principal executive offices)




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               DENISON INTERNATIONAL REPORTS RESULTS FOR THE THIRD
              ----------------------------------------------------
                             QUARTER AND NINE MONTHS
                             -----------------------


MARYSVILLE, Ohio - October 29, 1999 - Denison International plc (NASDAQ: DENHY) today reported results for the third quarter and nine month period ended September 30, 1999.

For the current three months ended September 30, 1999, the Company's net sales decreased 11.2% to $30.2 million, from $34.0 million in the third quarter of 1998. Restated, net sales (at 1998 third quarter exchange rates) for the current third quarter were $30.5 million, a 10.3% decrease over the comparable 1998 period. Net income was $.9 million, or $.08 per diluted share, for the third quarter of 1999, compared to net income of $4.2 million and diluted earnings per share of $.38 for the comparable 1998 period.

Year-to-date 1999 net sales of $101.3 million declined by $5.5 million, or 5.1% versus the same period in 1998. Restated, net sales (at 1998 year-to-date exchange rates) were $101.4 million for the nine months ended September 30, 1999, a decline of $5.3 million or 4.9% versus 1998. Net income year-to-date 1999 was $6.6 million, or $.60 per diluted share, as compared with $12.9 million, or $.1.16 per diluted share for 1998.

Commenting on the results, President and CEO David Weir stated, "the results for the quarter were negatively impacted by the effects of the strike by hourly employees at the Marysville, Ohio piston product manufacturing facility which supplies Denison sales companies worldwide. The strike was settled in late August, after 10 weeks, and reduced earnings in the current third quarter by $.12 per share versus the third quarter of 1998. Demand from North American OEM's associated with drilling, mining, and processing of basic commodities such as oil, gas, gold, steel and copper remained weak and, in addition, reduced production as part of a planned inventory reduction campaign also adversely impacted profits. Business in the Asia-Pacific region showed encouraging signs of recovery in the quarter, but competitive pricing put pressure on margins. We are pleased with the results of the Lokomec Oy acquisition made late in 1998. The division is performing well above our original expectations."

Weir also stated that, "The Company's inventory reduction plans are progressing well with a decrease of $4.7 million achieved in the first nine months of 1999, and cash and equivalents increased $4.7 million in the quarter to $31.8 million. We are continuing to review and are aggressively pursuing acquisition opportunities in keeping with our long-term growth strategy. Finally, the increase in basic commodity pricing is starting to result in increased customer orders and we expect much stronger demand from this important sector of our business next year."

Segment Information

On a segment basis versus third quarter 1999 results, sales in Europe for the quarter ended September 30, 1999 decreased 2.5% or $.5 million, while sales in the Asia-Pacific region increased by $1.2 million or 33.2%. Sales in North America declined by $4.5 million or 35.9%.



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European net income for the quarter of $1.3 million was $1.7 million or 56.9%
unfavorable to 1998. North American reported a loss for the quarter ended September 30, 1999 of $.9 million, as compared to net income of $1.3 million for the third quarter of 1998. Net income in the Asia-Pacific region was constant with 1998 levels.

Year-to-date 1999 European net sales were $57.8 million, 5.7% favorable to 1998, reflecting the impact of the Lokomec acquisition made late in 1998. Net sales in the Asia-Pacific region of $12.9 million were$1.2 million or 10.0% favorable to 1998. North American year-to-date net sales of $30.6 million were 24.1% or $9.7 million unfavorable to 1998. Year-to-date net income in Europe of $6.9 million was unfavorable to 1998 by $2.3 million or 25.0%, while a net loss in the North American region of $.4 million was $4.1 million unfavorable to 1998. Asia-pacific region year-to-date recorded a net loss of $.3 million, compared to break even results for 1998.

Denison International plc designs, manufactures, distributes and services highly engineered fluid power systems and components. Denison distributes its products and services globally to a diverse group of original equipment manufacturers and end users in a broad array of industrial applications, including machine tools and material handling equipment, mobile construction, agricultural and utility equipment, and marine applications, including military equipment.

Certain matters discussed in this press release are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Shareholder, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements made herein are only made as of the date of this press release and the company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

/CONTACT: Bruce A. Smith, Chief Financial Officer, Denison International at 937-644-4437; or Carolyn Snider at National Editorial Services at 248-548-7444





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


                           DENISON INTERNATIONAL, plc
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                   (Unaudited)

                                 Three Months Ended                 Nine Months Ended
                                   September 30,                      September 30,
USD - (000's)                1999               1998           1999            1998
                           ------------- ---------------- --------------- ---------------

Net Sales                     $30,192          $34,016        $101,254        $106,730
Cost of Sales                  21,021           21,096          67,111          65,868
   Gross Profit                 9,171           12,920          34,143          40,862
              %                 30.4%            38.0%           33.7%           38.3%

SG&A                            7,446            7,633          24,292          23,961
   Operating Income             1,725            5,287           9,851          16,901
              %                  5.7%            15.5%            9.7%           15.8%

Other (Income)/Expense            261                -             442               -
Net Interest Income                64              408             199             900
   Income Before Taxes          1,528            5,695           9,608          17,801
Tax Provision                     643            1,483           2,964           4,882
   Net Income                    $885           $4,212          $6,644         $12,919

Basic earnings per share        $0.08            $0.38           $0.60           $1.17

Diluted earnings per share      $0.08            $0.38           $0.60           $1.16





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


                           DENISON INTERNATIONAL, plc
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

                                         September 30,         December 31,
                                       ---------------------------------------
                                             1999                  1998
                                       ------------------ --------------------


USD - (000's) Current Assets:
   Cash & Cash Equivalents                   $31,811              $35,799
   Accounts receivable, net                   27,800               29,716
   Inventories                                33,536               38,236
   Other current assets                        3,417                4,513
     Total current assets                     96,564              108,264
Property, plant and Equipment, net            26,303               24,726
Other assets                                   8,983               10,467
     Total assets                           $131,850             $143,457

Current liabilities:
   Notes payable to bank                      $5,643              $12,532
   Accounts payable and other accrued
     liabilities                              23,722               29,300
     Total current liabilities                29,365               41,832
Noncurrent liabilities                        21,017               23,098

Shareholders equity:
   Retained earnings                          81,049               74,405
   Other shareholders equity                     419                4,122
     Total shareholders equity                81,468               78,527
     Total liabilities and
      shareholders equity                   $131,850             $143,457


                                              ###






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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              DENISON INTERNATIONAL plc

                                              By: /s/  Bruce A. Smith
                                                  --------------------
                                                  Bruce A. Smith
                                                  Chief Financial Officer

Date:  November 15, 1999





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